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                              November 18, 2021

       Harrison Gross
       Chief Executive Officer
       Innovative Eyewear, Inc.
       8101 Biscayne Blvd., Suite 705
       Miami, Florida, 33138

                                                        Re: Innovative Eyewear,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted October
19, 2021
                                                            CIK 0001808377

       Dear Mr. Gross:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Prospectus Summary
       Our Company, page 1

   1. We note your disclosure that you are developing a social media application called Vyrb.
                                                        Please revise your
disclosure here and on pages 57-58 to clarify whether Vyrb and the
                                                        Lucyd Lyte glasses will
be compatible with other social media applications or whether
                                                        Vyrb users will only be
able to communicate with other Vyrb users.
       Our Market Opportunity, page 4

   2. Please revise this subsection here and on page 63 to disclose the jurisdictions included in the market opportunity
figures that you present. To the extent that the market opportunity
 Harrison Gross
FirstName
Innovative LastNameHarrison Gross
           Eyewear, Inc.
Comapany 18,
November   NameInnovative
               2021        Eyewear, Inc.
November
Page 2     18, 2021 Page 2
FirstName LastName
         figures include jurisdictions where you do not currently sell products, please revise to limit your market opportunity to the jurisdictions where your products are sold.
Our Competitive Strengths, page 5

3. Please revise this section to include an equally prominent discussion of your weaknesses.
         Your weakness should be presented with a level of detail similar to the discussion of your competitive strengths.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of six months ended June 30, 2021 (unaudited) to six months ended June 30, 2020
(unaudited)
Revenue, page 49

4.       Please revise to address the following:
             Revise to provide an indication of any pricing differences between sales made on
             Amazon and any other significant online retail venues versus your online store that contributed to the revenue recorded during the periods presented. Revise your Overview section as well as your Results of Operations section for future
             periods to similarly compare the pricing on your online revenue streams to sales through your retail store partners.
             Discuss pricing differences between nonprescription and prescription lenses, including the extent to which certain distribution channels have a different mix between the two, providing quantification of sales of each for the periods presented.
             Clearly identify the extent to which the above factors affect your revenue pricing versus your cost of goods sold or both.

Research and development costs, page 50

5. Revise to quantify the amount of the increase in research and development expense separately for each of the factors cited. To the extent possible, revise to a breakdown of research and development expense that separately quantifies the amounts recorded for each of the significant projects for each period presented. Comparison of twelve months ended December 31, 2020 to period ended December 31, 2019, page 51

6. Please revise to provide a discussion of impairment expense, including the nature of the impairment and provide a discussion of the whether the impairment is representative of any known trends or uncertainties that have had or that the registrant reasonably expects will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. Reference Item 303(a)(3) of Regulation
S-X.
 Harrison Gross
FirstName
Innovative LastNameHarrison Gross
           Eyewear, Inc.
Comapany 18,
November   NameInnovative
               2021        Eyewear, Inc.
November
Page 3     18, 2021 Page 3
FirstName LastName
Critical Accounting Policies and Significant Developments and Estimates, page
53

7. We reference the disclosure on page 58 that you donate an optical frame for every Lucyd
         Lyte sold. Revise to disclose how you account for the cost of the donated frame.
Stock-Based Compensation, page 54

8. Since your stock is not publicly traded, revise to disclose how you determined the fair value of your common stock as an input to the Black-Scholes-Merton option pricing model. Revise to disclose recent equity issuances to employees and directors.
9. Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation. Please discuss with the staff how to submit your response.
Revenue Recognition, page 54

10. We reference the disclosure that you apply a 7-day money back guarantee policy for returns of our product. Please revise to disclose how you concluded that as of June 30,
         2021 you do not believe an accrual for estimated returns is necessary, and describe your methodology for such determining and evaluating the accuracy of such estimates.
11. You disclose that your product is sold by over 100 optical and sporting goods retailers and that your product is also sold to distributors. Revise to disclose your revenue recognition policy with regard to retailers and distributors, including the identification of performance obligations, existence of any variable consideration and when you satisfy the performance obligation on retailer and distributor sales.
Business
Intellectual Property, page 63

12. Please revise to disclose the expiration dates and jurisdictions of your patents and patent applications.
Executive Compensation
Outstanding Equity Awards, page 77

13. Please revise this section to provide the tabular disclosure required by Item 402(p) of
         Regulation S-K.
Description of Capital Stock
Representative's Warrants, page 87

14. Your disclosure indicates that the representative's warrants will have an exercise price equal to 6.0% of the public offering price. However, your disclosure elsewhere in the
 Harrison Gross
FirstName
Innovative LastNameHarrison Gross
           Eyewear, Inc.
Comapany 18,
November   NameInnovative
               2021        Eyewear, Inc.
November
Page 4     18, 2021 Page 4
FirstName LastName
         prospectus indicates that the exercise price will be 110% of the public offering price.
         Please reconcile your disclosure or advise.
Audited Financial Statements as of and for the year ended December 31, 2020
Note 1. General Information and Initial Capitalization, page F-7

15. You disclose that during 2019 you received intangible assets and inventory from Lucyd as its sole shareholder as a contribution to capital which was recorded on the balance sheet at the historical book value of Lucyd. Tell us and revise to more clearly identify where the intangible assets and inventory contributed by Lucyd are recorded on the balance sheet at
         December 31, 2019.
Note 2. Summary of Significant Accounting Policies
Inventory , page F-8

16. Revise to disclose the nature of "Inventory prepayment" on your balance sheet.
Intangible Assets, page F-9

17. Reference your disclosure that in May 2020 you terminated the license agreement and recorded impairment expense in the amount of the net book value of the capitalized license costs. Please revise to identify the license agreement that was terminated and the extent to which it is related to the license of your technology from Lucyd Ltd.
Condensed Financial Statements as of and for the period ended June 30, 2021 Notes to the Financial Statements, page F-19

18. Reference the $36,000 of capitalized software costs that were recorded during the six months ended June 30, 2021. Please revise to provide footnote disclosure about the nature and accounting for capitalized software costs. Refer to ASC 985-20. General

19. With reference to the guidance contained in Compliance and Disclosure Interpretations,
         Securities Act Forms, Question 101.02, we note that graphics presentation should not obscure other prospectus disclosure. Accordingly, please tell us why you believe it is appropriate to include 12 pages of graphics and accompanying text in a narrative that precedes the Summary section. In addition, please refer to the above referenced
         Compliance and Disclosure Interpretation and revise the text so that it does not focus on only the most favorable aspects of your business.
20. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
 Harrison Gross
Innovative Eyewear, Inc.
November 18, 2021
Page 5
21. Your disclosure on page 83 indicates that Lucyd Ltd., a subsidiary of Tekcapital plc, currently owns 80.62% of your shares of common stock. Please advise whether you will be a controlled company under Nasdaq rules. If so, please include appropriate disclosure on the prospectus cover page and in the Prospectus Summary, provide risk factor disclosure of this status and disclose the corporate governance exemptions available to a controlled company. To the extent you will be a controlled company, the cover page and Prospectus Summary disclosure should include the identity of your controlling stockholder, the amount of voting power the controlling stockholder will own following the completion of the offering and whether you intend to rely on any exemptions from the corporate governance requirements that are available to controlled companies.
       You may contact Kristin Lochhead at 202-551-3664 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                           Sincerely,
FirstName LastNameHarrison Gross
                                                           Division of
Corporation Finance
Comapany NameInnovative Eyewear, Inc.
                                                           Office of Life
Sciences
November 18, 2021 Page 5
cc:       Sarah W. Williams, Esq.
FirstName LastName